FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 5, 2007
2.	Press release dated July 9, 2007
3.	Press release dated July 12, 2007
4.	Press release dated July 13, 2007
5.	Press release dated July 16, 2007
6.	Press release dated July 19, 2007
7.	Press release dated July 23, 2007
8.	Press release dated July 26, 2007
9.	Press release dated July 31, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 31, 2007
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

05 July 2007

ARM Approves Three New Training Centers In China

ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that three new organizations have been certified as ARM® Approved Training Centers (ATC). Farsight Technologies & Information (Beijing) Co., Guangdong Embedded Software Center, and UESTC Coreland Training Center will provide ARM system design training to embedded system engineers developing advanced digital applications.

In 2005, EDN China conducted a survey of nearly 800 Chinese engineers, 71 percent of whom said that they prefer to use the ARM architecture for embedded systems development over the next two years. The result of another survey  in Q2 2007 by eefocus.com suggests that 86.8 percent of the participants are familiar with the ARM architecture. The thriving ARM technology-based system designer community has resulted in an increasing demand for advanced systems design training. The ARM ATC Program provides high-quality ARM training for Chinese engineers in order to improve system design capability and ultimately address this market demand for well-trained SoC designers.

“During the four years we have been providing professional embedded technology training services, we have seen growing demand from the SoC designer community for ARM technology system design skills,” said Jiufeng Ji, general manager, Farsight Technologies & Information (Beijing) Co., Ltd. “As an embedded training organization certified by ARM in China, Farsight is now able to bring our extensive expertise in ARM technology to Chinese engineers. Our collaboration with Tsinghua University will also enable us to leverage its rich academic resources and devote our efforts to help universities foster well-trained students that can meet industry needs.”

“ARM is the most popular embedded architecture in the digital world and increasingly adopted by many companies in China for advanced SoC designs. This has generated a strong demand in this region for a large number of well-trained and proficient engineers,” said Feiyun Gao, CTO, UESTC Coreland Training Center. “Being certified as an ARM ATC and supported by the University of Electronic Science and Technology of China, Coreland will continue to deliver high-quality ARM technology-based training courses to students and engineers, providing them with advanced design skills necessary in today’s market.”

“The ARM architecture is now widely used in numerous applications and deployed by many large manufacturers in Guangdong province, a major manufacturing base in China,” said Dr. Yong Lan, general manager, Guangdong Embedded Software Center. “With the support from the Guangdong government, we are now able to use our considerable embedded software expertise to deliver ARM-certified training to local engineers, helping them grasp the intricacies of ARM technology-based system design.”

“ARM is committed to a comprehensive industry ecosystem in China to help local engineers access and use advanced ARM technologies. The ARM ATC Program is an important component of this ecosystem to ensure Chinese engineers have adequate resources for ARM technology-based design training,” said Dr. Jun Tan, president, ARM China. “With these three new additions there are now nine ARM ATCs in China, which demonstrates our long-term commitment to the embedded industry in China. ARM will continue to help Chinese developers improve their design skills to create innovative products enabling greater competitiveness in the global market.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc. and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Michelle Spencer	Dong Chen
ARM	Text 100
+44 1628 427780	+86 21 6426 3989
michelle.spencer@arm.com	dong.chen@text100.com.cn

Item 2

09 July 2007

Beijing Microelectronics Technology Institute Licenses ARM922T Processor For Advanced SoC Research

Beijing Microelectronics Technology Institute (BMTI), a high-tech research institute sponsored by the Chinese government, and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that BMTI has licensed the ARM922T™ processor through the ARM® Academic Licensing Program. With this agreement, BMTI will be able to leverage the ARM architecture and benefit from the well-established ARM ecosystem in China for its advanced SoC research.

The ARM Academic Licensing Program is an innovative program that enables Chinese research institutes to access leading ARM technologies for R&D purposes at a very low cost. The institute will benefit from the numerous tools, software and applications suppliers available within the well-established ARM ecosystem in China, as well as the strong base of system designers well-trained in ARM Powered® SoC design.

“ARM is the most popular SoC architecture in the embedded world. The ARM922T processor features the 16-bit Thumb® instruction set and MMU, making it an ideal choice for our advanced SoC research,” said Xuan-Min Hou, vice president, BMTI. “Local third-party support from the ARM ecosystem will enable us to develop ARM technology-based SoC designs at reduced cost and risk. The availability of the ARM922T processor via the ARM Foundry Program also brings our potential customers the advantage of working directly with an ARM approved semiconductor foundry.”

“ARM is committed to supporting the ARM Academic Licensing Program to help Chinese research institutions develop innovative new SoC designs,” said Dr. Jun Tan, president, ARM China. “We firmly believe that our efforts in building a comprehensive ecosystem are critical to helping R&D organizations deploy ARM technology more effectively and achieve faster design cycles. Furthermore, ARM will continue to work closely with the academic community to cultivate students’ capabilities in ARM Powered system design, which are also crucial to the future prosperity of China’s IC design industry.”

About BMTI
Founded in 1994, Beijing Microelectronics Technology Institute (BMTI) is a high-technology institute sponsored by the Chinese government. It is engaged in LSI and VLSI IC design, test, packaging, reliability filtering assessment, failure analysis and product sales. With more than 180 staff, BMTI has already undertaken several system IC R&D projects at 0.18µm and above, and accomplished more than 20 key milestones. BMTI has been mass-producing nearly 100 products. BMTI will continue to offer its customers comprehensive chip technology solutions with a superior cost-performance ratio. More information on BMTI is available at http://www.bmti.com.cn

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM, ARM Powered and Thumb are registered trademarks of ARM Limited. ARM922T is a trademark of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc. and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Michelle Spencer	Dong Chen
ARM	Text 100
+44 1628 427780	+86 21 6426 3989
michelle.spencer@arm.com	dong.chen@text100.com

Item 3

12 July 2007

Opulan Selects ARM High-Speed Physical Interface Solution For Next Generation Network SoC Designs

ARM [(LSE: ARM); (Nasdaq: ARMHY)] and Opulan Technologies, a leading fabless semiconductor design company in China, today announced that Opulan has licensed the ARM® Velocity™ high-speed DDR solution. As part of the ARM product family of Physical IP, the Velocity DDR is a high-speed physical interface solution for a broad range of SDRAM DDR applications ranging from mission-critical to low-power memory subsystems. Available immediately, Opulan’s ARM technology-based products are designed for Next Generation Network (NGN) applications.

Given the tremendous demand for consumer-grade data services, applications such as xDSL, 3G wireless, NGN and FTTx now require IP convergence solutions with higher performance, lower power consumption and improved cost efficiency. Supporting mainstream memory interfaces like DDR 1/2/3 SDRAM devices, the ARM Velocity DDR is a robust interface solution that is scalable for high data bandwidth and reliable signaling integrity. The silicon-validated ARM Velocity DDR products are ideal for supporting a wide range of IP convergence applications, from high-speed communications to low-power handheld devices.

“As a global leader in supplying solution-oriented products to the fast-growing broadband multi-service access market, Opulan has achieved several significant design wins with leading telecom OEMs such as Huawei for its NGN products,” said Cong Ye, vice president of VLSI engineering, Opulan Technologies. “By leveraging the availability of ARM Physical IP in leading foundry processes across multiple geometries and process nodes, as well as its superior low-power and high-performance features, we can now combine Opulan’s design expertise with the manufacturing flexibility, reduced time-to-market and high quality enabled by the ARM Velocity DDR solution to address telecom market requirements with innovative products.”

“ARM offers not only the industry’s leading processor technologies but also comprehensive solutions to power our Partners’ advanced SoC designs for the digital world, such as promising IP convergence applications,” said Dr. Jun Tan, president, ARM China. “ARM Velocity DDR will enable Opulan to scale the next-generation communication products to meet the ever-increasing bandwidth in today’s information-rich world. ARM will continue to provide its leading Physical IP solutions to Chinese Partners to help them achieve improved design quality and faster time-to-market.”

About Opulan
Opulan Technologies Corp. is a fabless semiconductor design firm, focusing on developing and marketing IP convergence chip solutions for xDSL, IPTV, Cable over Ethernet, Carrier Ethernet, NGN and FTTx access. Founded in 2003 by seasoned technology and management experts and backed by Silicon Valley and Asian venture capital firms, the company develops and markets system-oriented, high-performance and cost-effective ASSP/ASIC products targeted for telecommunications OEMs. As a rapidly growing high-tech company focusing on worldwide markets, the company has established its operational facilities in Cupertino, California; Shanghai, China; and Hong Kong. More information on Opulan is available at http://www.opulan.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. Velocity is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc. and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Michelle Spencer	Dong Chen	Claudia Natalia
ARM	Text 100	ARM
+44 1628 427780	+86 21 6426 3989	+1 408 548 3172
michelle.spencer@arm.com	dong.chen@text100.com.cn	claudia.natalia@arm.com

Item 4

13 July 2007

ARM Appoints VP Of China Sales To Strengthen Support To The Chinese Market

What: ARM has appointed Mr. Allen Wu as vice president of China sales. Bringing more than fifteen years experience of processor and IP industry and a proven track record in sales and marketing, Allen will be responsible for leading and developing the sales teams of ARM® China.

Allen Wu was Strategic Foundry Account Director of ARM Inc., in Sunnyvale, California before taking this new role. Prior to joining ARM, Allen was VP of Corporate Marketing at Arasor. Before that, Allen was the Entrepreneur in Residence at NEC America. He has also held sales and engineering positions at Mentor Graphics, LSI Logic, and Intel. Allen was also the founder of AccelerateMobile based in Santa Clara, California.

Allen Wu received an MBA degree from Haas School of Business, University of California, Berkeley, and an MSEE degree and BSEE degree from University of Michigan, Ann Arbor. He also holds two U.S. patents in core based IC design methodology.

Why: Since entering the Chinese market in 2001, ARM China has grown very fast in both company size and customer base, which also encouraged ARM to significantly increase its investment in China to better serve local customers. ARM has been demonstrating its long-term commitment to not only offering industry-leading SoC technologies and products to Chinese design communities but also by establishing a comprehensive industry ecosystem to help indigenous semiconductor and electronics engineers improve design capability and achieve successes. This new appointment of Allen Wu as vice president of China sales will reinforce ARM’s commitments to its Chinese Partners as an innovation enabler.

Who: ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com.

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc. and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 6426 3989

Michelle Spencer	Dong Chen
ARM	Text 100
+44 1628 427780	+86 21 6426 3989
michelle.spencer@arm.com	dong.chen@text100.com.cn

Item 5

16 July 2007

Toshiba Selects ARM Cortex-M3 Processor For Automotive Applications

ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced Toshiba Corporation has licensed the high-performance, low-cost ARM® Cortex™-M3 processor. Through licensing the ARM Cortex-M3 processor, Toshiba will expand its portfolio of microcontrollers and solutions for the automotive controller market, where low power consumption and exceptional system response to interrupts, combined with computational performance and excellent code density are vital.

Increasingly, developers are migrating to 32-bit microcontrollers for high-response, critical control applications, such as those used in the automotive market. Additionally cost demands are forcing the consolidation of multiple applications onto a single device requiring higher performance than 8- or 16-bit platforms can offer, through automotive standard infrastructures such as AutoSAR (Automotive Open System Architecture) or JasPar (Japan Automotive Software Platform Architecture). The ARM Cortex-M3 processor with its high system performance, exceptional interrupt handling, integrated application security and full tools support is an ideal platform on which to develop a wide array of deeply embedded applications.

“The automotive controller market is deploying increasingly complex applications on microcontrollers while demanding increased safety certification and improved code reuse. The open nature of the ARM platform and tools, coupled with specific safety-robust IP, enables us to deliver the solutions our customers are demanding for the next generation of vehicles.” said Yutaka Murao, Senior Fellow, System LSI Division, Semiconductor Company, Toshiba Corporation. “The performance, interrupt handling, and application security capabilities of the Cortex-M3 processor makes it the ideal platform on the numerous other changing demands of the automotive marketplace.”

“Our latest agreement with Toshiba demonstrates the continued momentum the ARM Cortex-M3 processor is having in the automotive market as our top silicon Partners accelerate the delivery of microcontrollers based on the ARM architecture to meet the demands of leading automotive manufacturers and OEMs,” said Graham Budd, executive VP and general manager, Processor Division, ARM. “Our Partners are looking to accelerate the delivery of highly competitive, 32-bit ARM processor-based products into the volume automotive and microcontroller markets. The Cortex-M3 processor, along with the industry’s leading tools ecosystem, makes this transition to higher performance and more safety-critical applications more efficient and cost-effective.”

The ARM Cortex-M3 processor, which significantly improves memory utilization while delivering industry-leading power and performance in a small RISC core, delivers the means to accelerate the migration of thousands of applications around the globe from legacy components to 32-bit microcontrollers. The ARM Cortex-M3 processor combines multiple breakthrough technologies that enable chip vendors to deliver devices at extremely low costs, while achieving outstanding performance of up to 1.25DMIPS/MHz in a complete processor of fewer than 40,000 gates. This design also integrates a number of tightly-coupled system peripherals to achieve the exceptional system response needed to manage future generations of critical control tasks.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc. and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
+44 20 8846 0727	+44 1628 427 780	+1 408 548 3172
haranr@text100.co.uk	michelle.spencer@arm.com	claudia.natalia@arm.com

Item 6

19 July 2007

ARM CEO Warren East Short-Listed for The Orange Business Leader of the Year Award

WHAT: ARM CEO, Warren East, has been named as a finalist for the Orange Business Leader of the Year Awards as part of the National Business Awards. ARM’s chief executive officer is one of ten UK executives short listed for the award. The National Business Awards is in its sixth year, with ARM last year recognized as Business of the Year.

WHY: The National Business Awards recognizes exceptional British companies and business people, and encourages them to share their experiences within the broader business community. The panel of judges has selected the most successful chief executive candidates based on the performance of their organizations and leadership qualities shown over the past 18 months. As one of the UK’s most successful companies, ARM has demonstrated an outstanding level of performance in share price movement, cash flow, earnings per share and turnover growth combined with strong strategic direction and management.

WHEN: The National Business Awards winners, including The Orange Business Leader of the Year, will be announced on November 13, 2007, at the Grosvenor House Hotel in London.

WHO: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan Ltd; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+44 20 8846 0727	+1 408 548 3172	+44 1628 427780
londonarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 7

23 July 2007

ARM And Intrinsity Boost Performance Of CORTEX-R4 Processor

Cortex-R4X processor implementations to double maximum operating frequency for storage, printer and networking applications

CAMBRIDGE, UK AND AUSTIN, TEXAS– 23 JULY, 2007 – ARM [(LSE: ARM); (NASDAQ: ARMHY)] and Intrinsity, Inc., today announced their agreement to produce high-performance implementations of the ARM® Cortex™ family of processors. The first of these will be implementations of the Cortex-R4 processor operating at around twice the frequency achievable using standard synthesis techniques on the same silicon process.  The Cortex-R4X processor implementations are available for licensing from ARM immediately.

The processor implementations incorporate Intrinsity’s Fast14® 1-of-N Domino Logic (NDL) technology, which enables faster circuit speeds while minimizing power consumption and area. With its ultra-fast processing speeds, the ARM Cortex-R4X processor implementations enable higher capacity and data rates without increasing unit costs for very high-volume, deeply embedded applications such as hard disk drives, printers and networking equipment.

“Mass storage, printing and networking applications need ever increasing levels of performance to handle higher data rates, more media services and new functionality such as encryption,” said Graham Budd, executive vice president and general manager, Processor Division, ARM.  “Through this relationship we can extend the performance range of the Cortex-R4 processor to meet these requirements and those of new market domains.”

The Cortex-R4X processor implementations incorporate all of the advanced features of the popular Cortex-R4 processor.  These enable the execution of complex control algorithms and real-time workloads in next-generation embedded systems, while maximizing power efficiency. The extremely flexible local memory architecture enables the tightly coupled memory (TCM) to be unified into a single logical address space while providing the same performance as cache memory.

Straightforward direct memory access (DMA) support for the TCM extends the use of this memory for shared buffers and streaming data. In addition, all versions of the Cortex-R4 processor offer embedded Error Correcting Code (ECC) technology which monitors memory accesses to detect and correct errors, providing very high reliability and availability.  The advanced AMBA® 3 AXI compliant bus interfaces allow high performance memory backplanes to be implemented using the ARM PrimeCell® portfolio.

Various configurations of the Cortex-R4 processor will be available as Cortex-R4X implementations, on a range of silicon processes.  The first implementation will operate at 600MHz under worst-case operating conditions on the TSMC 65LP process.  As a cycle-accurate implementation of the Cortex-R4 processor it executes all the same software binaries, and is fully supported by the RealView® Development Suite. Standard Cortex-R4 processor models can be used for cycle accurate modelling of the Cortex-R4X processor implementation with RealView SoC Designer, offering rapid prototyping and architectural exploration.

“Intrinsity FastCores incorporate Fast14 technology, and we use this to enable breakthrough embedded processor performance with very low power consumption,” said Bob Russo, CEO, Intrinsity. “By working closely with ARM on the development of the Cortex-R4X processor implementations, together we will be able to reach a much broader base of designers who are looking for ways to achieve higher performance without sacrificing power efficiency and bring new SoCs to market quickly.”

Availability
The Cortex-R4X processor implementation is available for licensing from ARM immediately, with delivery expected in Q1 2008. ARM Partners will be able to choose among a range of off-the-shelf fixed configurations, with the option to order custom configurations as needed. Further information is available at www.arm.com.

About Intrinsity
Intrinsity, Inc. is a design technology company which develops high-performance embedded IP core implementations, called FastCores, using its proprietary Fast14 design technology. Intrinsity provides the designs, tools, technologies, and expertise so that customers can efficiently and predictably deliver high performance, low-power and cost-effective products. Intrinsity’s FastCore and Fast14 technologies yield not only dramatic performance increases over the performance of cores built using ordinary synthesized static technologies, but also the means to trade-off speed, power and area to achieve the optimal solution to customer design targets. Intrinsity’s corporate headquarters are located in Austin, Texas.  For further information regarding Intrinsity, please visit our web site at http://www.intrinsity.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Fast14 is a registered trademark of Intrinsity, Inc. FastCore is a trademark of Intrinsity, Inc. All other trademarks are property of their respective holders.

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran Text 100 +44 208 846 0727 haran.ramachandran@text100.co.uk	Michelle Spencer ARM +44 1628 427780 michelle.spencer@arm.com

Claudia Natalia ARM +1 408 548 3172 Claudia.natalia@arm.com	Nancy Green William-Baldwin Group +1 650 856 6192 nbgreen@william-baldwin.com

Mike Gehl Intrinsity, Inc. +1 970.376.7811 mike@intrinsity.com

Item 8

26 July 2007

Infineon Expands Relationship With ARM

ARM processors to be used across next-generation Infineon mobile platforms

CAMBRIDGE, UK — July 26, 2007 - ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced that Infineon Technologies AG (FSE/NYSE: IFX) has extended a license agreement to enable low-cost, high-performance ARM® processors to be used in next-generation handset platforms.  The ARM processors will enable re-use of development processes, accelerated time-to-market and higher performance solutions for OEMs. The switch will also enhance the end-user experience, enabling products to be easily differentiated by compelling software features.

Infineon’s use of an advanced architecture ARM processor for mobile phones will set the benchmark for cost-effective mobile computing performance. In addition, the move will answer the growing OEM demand for low cost, robust platforms that can be rapidly modified to fit market requirements and incorporate the world’s largest range of software already optimized for ARM processors.

 “ARM welcomes the opportunity to extend its relations with a leading mobile chipset player such as Infineon. ARM continues to devote significant focus to the mobile space and this latest move by Infineon to use our technology across all mobile phone segments is a very positive one,” said Rob Coombs, global director, mobile marketing, ARM. “We are committed to supporting the needs of global markets for high-quality technology that can be applied to both cost-sensitive as well as feature-driven mobile phones. This decision by Infineon will enable a quantum leap in the available performance of mobile phone platforms and deliver new features and rapid OEM customization.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc. and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran Text 100 +44 20 8846 0727 haranr@text100.co.uk	Michelle Spencer ARM +44 1628 427 780 michelle.spencer@arm.com

Claudia Natalia ARM +1 408 548 3172 claudia.natalia@arm.com

Item 9

COMSYS LICENSES ARM PROCESSOR AND SYSTEM DESIGN TOOLS
FOR WIMAX BASEBAND PROCESSORS
Wireless baseband specialist selects ARM11 family processor,
RealView SoC Designer tool and PrimeCell peripherals

HERZELIA, ISRAEL AND CAMBRIDGE, UK – July 31, 2007– Comsys Communication and Signal Processing Ltd. and ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced that Comsys has licensed the ARM1156T2-S™ processor and system design tools from ARM for the development of its next-generation mobile WiMAX baseband processors. In addition, the company has licensed the ARM® RealView® SoC Designer system-level design tool and PrimeCell® peripherals.  Comsys, an award-winning provider of wireless broadband solutions, will be incorporating ARM technology in its ComMAX™ CM1100 and CM1125 processors, available early 2008.

“We are committed to delivering true mobile Internet convergence to our customers. Comsys’ advanced digital baseband processors are leading the field in cellular and WiMAX convergence,” said Elkana Ben Sinai, CEO, Comsys. “The ARM11™ family processor, along with its design tool and peripherals, provides us with the flexibility, performance and throughput we need to develop highly integrated SoCs with new multimode capabilities and exceptional power-saving features.”

Comsys is licensing the ARM1156T2-S processor, which offers the high performance and reliability required for real-time embedded applications. Based on the powerful and versatile ARMv6 instruction set along with Thumb®-2 enhancements, the ARM1156T2-S processor delivers the highest instruction throughput of any ARM11 family processor. In addition, Comsys will be using the RealView SoC Designer tool and PrimeCell peripherals, including the AMBA® 3 AXI™ Configurable Interconnect (PL 301), to perform rapid architectural analysis and further enhance performance of its new mobile WiMAX processors.

“From 3G to WiMAX, ARM Powered® processors have become pervasive in enabling wireless connectivity,” said Ian Drew, vice president, segment marketing, ARM. “With its innovative multimode solutions, Comsys is developing new ways for silicon and handset manufacturers worldwide to achieve the best performance possible on any network. By using the ARM1156T2-S processor along with system-level tools and Fabric IP, Comsys is enhancing the performance of its next-generation WiMAX chips and significantly accelerating time-to-market.”

About Comsys
Comsys Communication and Signal Processing Ltd. develops the industry's leading integrated digital baseband solutions for Mobile WiMAX, UMTS, EGPRS (EDGE), GPRS and GSM networks. Comsys’ offerings range from system IP for multimode 3G cellular terminals to a fully mobile WiMAX baseband processor (802.16e), offered to silicon and handset manufacturers. Comsys' evolution to 4G includes an OFDM/A baseband processor with a flexible architecture and low power consumption, designed to support current and future mobile WiMAX profiles and future 3GPP-LTE. Companies such as Texas Instruments, Quanta Computers and Datang Microelectronics choose Comsys to benefit excellent performance, accelerated time-to-market and reduced silicon costs. For further information, please visit our website at www.comsysmobile.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, RealView, PrimeCell, Thumb, AMBA and ARM Powered are registered trademarks of ARM Limited. ARM1156T2-S, ARM11 and AXI are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; AXYS Design Automation Inc.; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE:	+44 208 846 0797

Haran Ramachandran	Michelle Spencer
Text 100	ARM
+44 20 8846 0727	+44 1628 427 780
haranr@text100.co.uk	michelle.spencer@arm.com

Claudia Natalia
ARM
+1 408 548 3172
claudia.natalia@arm.com

Comsys Contact:	PR Agency Contact:
Ronnie Siman-Tov	Oliver Davies, Publitek
+972-9-971-7871	+44 7973 659231
Ronnie.siman-tov@comsysmobile.com	oliver.davies@publitek.com